EXHIBIT 99.2

WORLD GAMING plc (the “Company”)

CIRCULAR TO SHAREHOLDERS

Introduction

This circular is being sent to World Gaming Shareholders to provide them with details of resolutions which are to be proposed at the Extraordinary General Meeting of the Company on 7 April 2005.

As announced on 1 March 2005, the Company has appointed Daniel Stewart & Co plc to act as its nominated adviser and broker in relation to the proposed admission of its ordinary shares to AIM, a market operated by London Stock Exchange plc.

An integral part of the Company’s strategic direction has been to list the Company’s ordinary shares on a more stable and liquid trading platform with improved access to capital. Concurrent with the Company’s admission to AIM, the Company proposes a private placing of newly issued ordinary shares targeted towards institutional investors. It is expected that this will enable the Company to further its acquisition strategies, enhance earnings for the Company and return greater shareholder value.

In order to facilitate this, the shareholders of the Company are asked to pass the following resolutions in respect of the following matters:

•	Reclassification of shares held by Sportingbet to clarify that they have no meaningful rights or value

•	Disapplication of statutory pre-emption rights in relation to shares issued as part of the proposed placing and admission to AIM and in the future; and

•	Technical changes to the Company’s Articles of Association in connection with World Gaming becoming an AIM quoted company.

The Directors believe that passing these resolutions will assist in the proposed placing and admission to AIM.

Resolution 1

This resolution clarifies that the 13,506,204 shares in the Company held by or on behalf of subsidiaries of Sportingbet Plc which have no voting or participation rights as of 12 October 2004, constitute a separate class of shares from the ordinary shares.

Resolution 2

This resolution disapplies statutory rights of pre-emption, which give existing members the right to be offered new shares (in proportion to their existing holdings) before they are issued to non-members. The resolution disapplies these rights in respect of issues of shares by the Company, such disapplication being limited to the following: (a) the issue of ordinary shares to be offered in the proposed placing, up to a maximum of 10 million shares, (b) the issue of shares pursuant to options or warrants to be granted to Daniel Stewart & Company Plc in respect of its services in connection with the Placing (as defined in the resolution), (c) the issue of such shares as may be offered by way of a rights issue or open offer to existing shareholders, and (d) the issue of ordinary shares, otherwise than as referred to in (a), (b) and (c) above, up to an amount equal to ten per cent of the issued share capital after the issues of shares contemplated by (a) and (b) above. This disapplication of pre-emption rights will expire at the 2006 AGM or, if earlier, the date which is 15 months from the date of passing of the resolution.

Resolution 3

This resolution is required to make certain amendments to the Company’s Articles of Association in connection with the proposed admission of the Company’s ordinary shares to trading on AIM. In short, those amendments are as follows:

a.) to clarify that the definition of a “recognised investment exchange” in the articles includes AIM;

b.) to delete the existing article 3 which currently refers to the amount of authorised share capital, in order that it will not be necessary to amend the Articles of Association each time the Company’s authorised share capital is increased;

c.) to provide that any issue of shares (for cash or otherwise) exceeding 35 per cent of the Company’s current issued ordinary share capital at the time of such issue shall require the consent of the holders of over 50 percent of the Company’s ordinary shares;

d.) to allow for proxy appointments to be made through CREST, the UK electronic settlement system; and

e.) in accordance with usual practice, to require the Company to send its financial statements to shareholders in advance of annual general meetings but not otherwise.